

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Michael A. Mathias
Executive Vice President and Chief Financial Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

> **Re: American Eagle Outfitters Inc.**
> **Form 10-K for the Year Ended February 1, 2020**
> **Filed March 12, 2020**
> **File No. 001-33338**

Dear Mr. Mathias:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services